Exhibit 21.1

SUBSIDIARIES OF ADVENT TECHNOLOGIES HOLDINGS, INC.

DOMESTIC COMPANIES

Name	Jurisdiction of Incorporation
Advent Technologies Inc.	Delaware

Advent Technologies LLC	Delaware

FOREIGN COMPANIES

Name	Jurisdiction of Incorporation
Advent Technologies SA	Greece

Advent Technologies GmbH	Germany